EXHIBIT 99.1

PRESS RELEASE

SHERIDAN REALTY ADVISORS, LLC ANNOUNCES INTENTION TO INCREASE INVESTMENT IN AMERIVEST; AMERIVEST REGISTERS 750,000 SHARES TO ALLOW EXERCISE OF WARRANTS

Friday December 6, 8:00 pm ET

DENVER, Dec. 6 -- AmeriVest Properties Inc. (Amex: AMV) today announced that it has filed a registration statement on behalf of Sheridan Realty Advisors, LLC ("Sheridan") to register 735,000 shares of its common stock underlying warrants to purchase the shares received by Sheridan as part of its advisory agreement dated January 1, 2000, as amended. The company also registered 15,000 shares on behalf of James Etter, the former president and a director of the company as an accommodation to Mr. Etter. Mr. Etter has made no indication of his intention to exercise the warrants or to sell the underlying shares. Sheridan has indicated its intent to exercise the 735,000 warrants in the near future, but not to sell the shares. The shares are being registered in order to qualify the underlying shares as marketable securities so that Sheridan may finance the purchase of the shares from AmeriVest. Sheridan is increasing its investment in AmeriVest by exercising these warrants.

The warrants may be exercised beginning January 1, 2003 at a price of $5.00 per share. The company will receive all proceeds from exercise of the warrants. Sheridan is owned by the five executive officers of AmeriVest.

AmeriVest Properties Inc., with its principal office in Denver, Colorado, owns 26 office properties and focuses on serving small to mid-sized office tenants in select markets. To receive AmeriVest's latest news and information, visit our website at www.amvproperties.com.

In addition to historical information, this press release contains forward-looking statements and information under the federal securities laws. These statements are based on expectations, estimates and projections about the industry and markets in which AmeriVest operates, management's beliefs and assumptions made by management. While AmeriVest management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management's control. As such, these statements and information are not guarantees of future performance, and actual operating results may differ materially from what is expressed or forecasted in this press release. In particular, the factors that could cause actual operating results to differ materially include, without limitation, continued qualification as a real estate investment trust, the effects of general and local economic and market conditions, competition, regulatory changes, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, development and construction costs, insurance risks, the costs and availability of financing, potential liability relating to environmental matters and liquidity of real estate investments and other risks and uncertainties detailed in AmeriVest's 2001 Annual Report on Form 10-KSB and from time to time in the Company's filings with the Securities and Exchange Commission.

For further information please contact Kim P. Boswood, Investor Relations of AmeriVest Properties Inc., +1-303-297-1800 ext. 118, or Fax, +1-303-296-7353,
kim@amvproperties.com.
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